FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  2 July 2003

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




International Power Consortium successfully completes US$ 1.77 billion Financing for the Umm Al Nar Power and Water plant, Abu Dhabi



(London - Wednesday, 2 July 2003) International Power today announces that together with its partners, Abu Dhabi Water and Electricity Authority, Tokyo Electric Power Company and Mitsui & Co. Limited, it has successfully financed the acquisition and expansion of the Umm Al Nar power and water desalination plant in Abu Dhabi.



"The successful completion of this financing is a considerable achievement given the uncertainty in the region that followed the war in Iraq," said David Crane, Chief Executive Officer of International Power. "We are very thankful to our partners and the lenders for their continued support and commitment to the project and we look forward to serving ADWEA and the people of Abu Dhabi with our second major power and water desalination asset in the UAE," he added.



The consortium has secured a total financing package of US$1.77 billion, which represents the largest power sector financing executed in the Middle East this year.



The financing structure comprises two non-recourse loans, a US$1,100 million 20-year term loan and a US$230 million 5-year term loan, together with a US$ 440 million equity bridge facility. The 20-year term loan includes a US$250 million Islamic tranche, which has been arranged by Abu Dhabi Islamic Bank.



International Power has a 20% equity interest in the project and its total equity commitment to the project is estimated at a maximum of GBP56 million. This amount is covered under the equity bridge loan and will be payable by International Power in 2008.



Lead arrangers for this financing include Abu Dhabi Commercial Bank, Abu Dhabi Investment Company, Abu Dhabi Islamic Bank, Bayerische Landesbank, First Gulf Bank, Gulf International Bank, HSBC, ING, Kreditanstalt fur Wiederaufbau, Mizuho Financial Group, National Bank of Abu Dhabi, Sumitomo-Mitsui Banking Corporation and The Bank of Tokyo-Mitsubishi and West LB.



The entire power and water output from the Umm Al Nar plant is contracted to the Abu Dhabi Water and Electricity Company (ADWEC) under a 23 year Power and Water Purchase Agreement.



This acquisition is expected to be immediately earnings accretive for International Power.



For further information:



Media contact:

Aarti Singhal

+44 (0)20-7320-8681



Investor contact:

Grant Jones

+ 44 (0)20-7320-8619



Notes to Editors:



Located close to Abu Dhabi city, the gas-fired Umm Al Nar plant has an installed capacity of 850 MW for power and is capable of producing 162 MIGD (Million Imperial Gallons per Day) of desalinated water.



Under the terms of the Power and Water Purchase Agreement with ADWEC, the consortium will also develop a new gas fired power and water plant adjacent to the existing plant. This new facility will have an installed power and water capacity of 1,550 MW and 25 MIGD, respectively.



For further details about this acquisition please view International Power's announcement dated 22 April 2003 at www.ipplc.com



About International Power:



International Power plc is a global independent power producer with 10,820MW
(net) in operation and 300MW (net) under construction. Among the countries where International Power has facilities, in operation or under construction, are Australia, the United States, the United Kingdom, the Czech Republic, the UAE, Portugal, Turkey, Malaysia, Pakistan, and Thailand. International Power was created in October 2000 and its shares are traded on the London Stock Exchange, and as ADRs on the New York Stock Exchange under the ticker symbol "IPR".






                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary